Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2026

Unaudited Financial Results

SHENZHEN, China, August 31, 2026 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended June 30, 2026.

Mr. Jay Wenjie Xiao, Chairman and Chief Executive Officer of Lexin, commented, "During the second quarter, the industry environment remained complex. Nevertheless, by prioritizing regulatory compliance and leveraging our diversified business ecosystem, we maintained our operational resilience. For the quarter, our GMV reached 55.4 billion, with total revenue of 3.2 billion and net income of 101 million.

In late June, risk events involving certain industry peers led to a sector-wide tightening of funding supply, impacting broader market sentiment and loan volume. In response, we have taken a disciplined approach to fortify our position: carefully managing our cost structure to enhance operational resilience, refining our risk parameters to safeguard asset quality, optimizing liquidity management for capital efficiency, and advancing our business diversification.

While near-term market uncertainty may persist for some time, our diversified business ecosystem provides a foundation for long-term sustainable operations and tech-empowerment transformation. We remain confident in the long-term fundamentals of our business.

Looking ahead, given the ongoing industry uncertainties, the Board has made a prudent decision to adjust our dividend policy to an annual evaluation cycle to preserve liquidity and maintain a financial buffer to support our business transformation. When market conditions stabilize and our operational performance recovers, the Board will actively evaluate options, including potential share repurchases, to enhance shareholder returns," Mr. Xiao concluded.

Mr. James Zheng, Chief Financial Officer of Lexin, commented, "During the second quarter, we continued to advance our business transformation under the new regulatory framework that took effect in the fourth quarter of last year, achieving progress that largely met our expectations.

The recent risk events involving certain industry players have sector-wide effects, and we have been correspondingly impacted by these headwinds. While we are taking proactive measures to mitigate these uncertainties, our near-term performance will foreseeably remain under considerable pressure. As we manage through this industry transition, we remain highly disciplined, scaling back volume to prioritize asset quality. Our immediate focus is to safeguard our liquidity, fortify our balance sheet, and position the Company to resume sustainable growth once market conditions normalize."

Second Quarter Operational Highlights:

User Base

•
Total number of registered users across our platform reached 253 million as of June 30, 2026, representing an increase of 7.2% from 236 million as of June 30, 2025.
•
Number of active users1 in the second quarter of 2026 was 5.0 million, representing an increase of 6.1% from 4.7 million in the second quarter of 2025.
•
Number of cumulative borrowers with successful drawdown was 39.2 million as of June 30, 2026, an increase of 11.4% from 35.2 million as of June 30, 2025.

Loan Facilitation Business

•
As of June 30, 2026, we cumulatively originated RMB1,644 billion in loans, an increase of 15.0% from RMB1,430 billion as of June 30, 2025.
•
Total loan originations2 in the second quarter of 2026 was RMB55.4 billion, an increase of 4.8% from RMB52.9 billion in the second quarter of 2025.
•
Total outstanding principal balance of loans3 was RMB93.7 billion as of June 30, 2026, representing a decrease of 11.4% from RMB106 billion as of June 30, 2025.

Credit Performance4

•
90 day+ delinquency ratio5 was 3.6% as of June 30, 2026, as compared with 3.5% as of March 31, 2026.
•
First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2026.

Installment E-commerce Platform Service

•
GMV6 in the second quarter of 2026 for our installment e-commerce platform service was RMB2,342 million, representing an increase of 15.5% from RMB2,029 million in the second quarter of 2025.
•
In the second quarter of 2026, our installment e-commerce platform service served over 700,000 users.

Other Operational Highlights

•
The weighted average tenor of loans originated in the second quarter of 2026 was approximately 10.7 months, as compared with 13.2 months in the second quarter of 2025.
•
Repeated borrowers’ contribution7 of loans across our platform for the second quarter of 2026 was 85.7%.

Second Quarter 2026 Financial Highlights:

•
Total operating revenue was RMB3,187 million, representing a decrease of 11.2% from the second quarter of 2025.
•
Credit facilitation service income was RMB1,930 million, representing a decrease of 15.0% from the second quarter of 2025. Tech-empowerment service income was RMB473 million, representing a decrease of 43.0% from the second quarter of 2025. Installment e-commerce platform service income was RMB784 million, representing an increase of 60.8% from the second quarter of 2025.
•
Net income attributable to ordinary shareholders of the Company was RMB101 million, representing a decrease of 80.2% from the second quarter of 2025. Net income per ADS attributable to ordinary shareholders of the Company was RMB0.61 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company8 was RMB127 million, representing a decrease of 76.4% from the second quarter of 2025. Adjusted net income per ADS attributable to ordinary shareholders of the Company8 was RMB0.76 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Total loan originations refer to the total principal amount of loans originated during the given period through our platform or through our third-party partners' platforms.
3.
Total outstanding principal balance of loans refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loans guaranteed by our financial guarantee companies and the loans facilitated across third party platforms that we bear principal risk and excluding loans delinquent for more than 180 days that are charged-off.
4.
Loans under Intelligent Credit Platform are excluded from the calculation of credit performance. Intelligent Credit Platform (ICP) is an intelligent platform on our “Fenqile” app, under which we match borrowers and financial institutions through big data and cloud computing technology. For loans facilitated through ICP, the Company does not bear principal risk.

5.
“90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform and those loans across third party platforms that we bear principle risk as of a specific date. Loans that are charged-off and loans under “ICP”, E-commerce business and overseas are not included in the delinquency rate calculation.
6.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
7.
Repeated borrowers’ contribution for a given period refers to the principal amount of loans borrowed during that period by borrowers who had previously made at least one successful drawdown as a percentage of the total loan facilitation and origination volume through our platform during that period.
8.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2026 Financial Results:

Operating revenue was RMB3,187 million in the second quarter of 2026, as compared to RMB3,587 million in the second quarter of 2025.

Credit facilitation service income was RMB1,930 million in the second quarter of 2026, as compared to RMB2,270 million in the second quarter of 2025. The decrease was due to the decrease in loan facilitation and servicing fees-credit oriented revenue, as well as financing income.

Loan facilitation and servicing fees-credit oriented was RMB738 million in the second quarter of 2026, as compared to RMB1,131 million in the second quarter of 2025. The decrease was primarily due to the decrease in the APR of off-balance sheet loans and the decrease in origination of off-balance sheet loans.

Guarantee income was RMB759 million in the second quarter of 2026, as compared to RMB571 million in the second quarter of 2025. The increase was primarily due to the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income was RMB433 million in the second quarter of 2026, as compared to RMB568 million in the second quarter of 2025.The decrease was primarily driven by the decrease in the outstanding balances of on-balance sheet loans.

Tech-empowerment service income was RMB473 million in the second quarter of 2026, as compared to RMB830 million in the second quarter of 2025. The decrease was primarily due to the decrease of loan facilitation volume through ICP.

Installment e-commerce platform service income was RMB784 million in the second quarter of 2026, as compared to RMB487 million in the second quarter of 2025. The increase was primarily driven by the increase in transaction volume.

Cost of sales consisted of cost of inventory sold and other costs. Cost of sales was RMB484 million in the second quarter of 2026, as compared to RMB426 million in the second quarter of 2025. The increase was primarily driven by the increase in transaction volume of online direct sales which is recorded on a gross basis.

Funding cost was RMB24.5 million in the second quarter of 2026, as compared to RMB59.9 million in the second quarter of 2025. The decrease was primarily driven by the decrease in funding rates and balance of funding debts to fund the on-balance sheet loans.

Processing and servicing costs was RMB546 million in the second quarter of 2026, as compared to RMB606 million in the second quarter of 2025.

Provision for financing receivables was RMB410 million in the second quarter of 2026, as compared to RMB257 million in the second quarter of 2025. The increase was primarily due to the decrease in performance of the on-balance sheet loans.

Provision for contract assets and receivables was RMB174 million in the second quarter of 2026, as compared to RMB164 million in the second quarter of 2025.

Provision for contingent guarantee liabilities was RMB1,052 million in the second quarter of 2026, as compared to RMB802 million in the second quarter of 2025. The increase was primarily due to the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit was RMB496 million in the second quarter of 2026, as compared to RMB1,273 million in the second quarter of 2025.

Sales and marketing expenses was RMB347 million in the second quarter of 2026, as compared to RMB567 million in the second quarter of 2025. The decrease was primarily driven by the decrease in advertising fees.

Research and development expenses was RMB147 million in the second quarter of 2026, as compared to RMB158 million in the second quarter of 2025.

General and administrative expenses was RMB107 million in the second quarter of 2026, as compared to RMB96.0 million in the second quarter of 2025.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB238 million in the second quarter of 2026, as compared to a gain of RMB184 million in the second quarter of 2025. The change was primarily driven by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid, partially offset by the fair value loss from the re-measurement of the expected loss rates.

Income tax expense was RMB53.5 million in the second quarter of 2026, as compared to RMB120 million in the second quarter of 2025. The decrease was primarily due to the decrease in income before income tax expense.

Net income was RMB101 million in the second quarter of 2026, as compared to RMB511 million in the second quarter of 2025.

Recent Development

Update of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$50 million adopted in July 2025, the Company repurchased a total of approximately 9.6 million ADSs (equivalent to 19.2 million Class A ordinary shares) for approximately US$39 million. The total number of shares repurchased by the Company since the adoption of the share repurchase program amounted to approximately 5.8% of its total ordinary shares outstanding as of June 30, 2026.

Updated Dividend Policy

On August 31, 2026, the Board approved an updated dividend policy, under which the Company will distribute 30% of total net income as cash dividends on an annual basis, effective from fiscal year 2026. This represents a change from the previous semi-annual distribution. Any potential dividend for fiscal year 2026 will be determined in conjunction with the announcement of the Company's full-year results in early 2027.

Business Outlook

Looking ahead, given the ongoing industry and regulatory uncertainties, we anticipate total loan origination for the third quarter of 2026 to decrease significantly on a quarter-over-quarter basis and we may incur a net loss for the quarter.

This forecast reflects our current preliminary views, which are subject to the impact of macroeconomic factors. The Company may adjust its performance outlook as appropriate based on evolving circumstances.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on August 31, 2026 (7:00 PM Beijing/Hong Kong time on August 31, 2026).

Participants who wish to join the conference call should register online at:

https://register-conf.media-server.com/register/BI1de4908791bd49b8b7d1448ef38c027a

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of the collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Will Tan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: willtan@lexin.com

Media inquiries:

Ruifeng Xu

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: media@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	2,156,133	1,232,362	181,628
Restricted cash	1,717,773	1,164,978	171,697
Restricted term deposit and short-term investments	78,458	51,671	7,615
Short-term financing receivables, net(1)	5,450,418	4,749,246	699,952
Short-term contract assets and receivables, net(1)	3,763,096	3,699,274	545,206
Deposits to insurance companies and guarantee companies	2,187,609	2,234,221	329,283
Prepayments and other current assets	2,858,054	4,323,650	637,227
Amounts due from related parties	84,531	132,320	19,502
Inventories, net	24,119	26,321	3,879
Total Current Assets	18,320,191	17,614,043	2,595,989
Non-current Assets
Restricted cash	91,937	82,831	12,208
Long-term financing receivables, net(1)	167,378	108,331	15,966
Long-term contract assets and receivables, net(1)	317,496	215,181	31,714
Property, equipment and software, net	895,046	1,018,803	150,153
Land use rights, net	828,467	811,267	119,566
Long‑term investments	243,971	243,960	35,955
Deferred tax assets	1,763,235	1,857,317	273,735
Other assets	535,242	430,349	63,426
Total Non-current Assets	4,842,772	4,768,039	702,723
TOTAL ASSETS	23,162,963	22,382,082	3,298,712

LIABILITIES
Current liabilities
Accounts payable	101,178	148,155	21,835
Amounts due to related parties	8,708	9,172	1,352
Short-term borrowings and current portion of long-term borrowings	905,791	839,501	123,727
Short‑term funding debts	2,440,685	998,347	147,138
Deferred guarantee income	1,305,911	1,558,203	229,651
Contingent guarantee liabilities	544,191	571,066	84,165
Accruals and other current liabilities	4,371,484	4,314,904	635,938
Total Current Liabilities	9,677,948	8,439,348	1,243,806
Non-current Liabilities
Long-term borrowings	566,015	639,695	94,279
Long‑term funding debts	850,590	1,209,872	178,313
Deferred tax liabilities	105,212	81,401	11,997
Other long-term liabilities	10,567	10,550	1,555
Total Non-current Liabilities	1,532,384	1,941,518	286,144
TOTAL LIABILITIES	11,210,332	10,380,866	1,529,950
Shareholders’ equity:
Class A Ordinary Shares	209	184	28
Class B Ordinary Shares	41	41	7
Treasury stock	(493,846)	(269,850)	(39,771)
Additional paid-in capital	3,396,667	3,142,342	463,124
Statutory reserves	1,260,923	1,260,923	185,837
Accumulated other comprehensive income	(27,597)	(27,342)	(4,030)
Retained earnings	7,816,234	7,894,918	1,163,567
Total shareholders’ equity	11,952,631	12,001,216	1,768,762
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,162,963	22,382,082	3,298,712

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB198,694 and RMB264,769 as of December 31, 2025 and June 30, 2026, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB259,054 and RMB294,664 as of December 31, 2025 and June 30, 2026, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB3,723 and RMB3,691 as of December 31, 2025 and June 30, 2026, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB14,569 and RMB4,598 as of December 31, 2025 and June 30, 2026, respectively.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income	2,269,846	1,930,271	284,487	4,460,712	4,161,942	613,394
Loan facilitation and servicing fees-credit oriented	1,130,734	738,377	108,823	2,266,963	1,776,306	261,795
Guarantee income	571,181	758,525	111,793	1,118,995	1,485,601	218,950
Financing income	567,931	433,369	63,871	1,074,754	900,035	132,649
Tech-empowerment service income	830,124	473,053	69,719	1,454,974	1,025,853	151,192
Installment e-commerce platform service income	487,444	783,684	115,501	775,827	1,308,351	192,827
Total operating revenue	3,587,414	3,187,008	469,707	6,691,513	6,496,146	957,413
Operating cost
Cost of sales	(425,900)	(484,419)	(71,395)	(687,932)	(833,118)	(122,786)
Funding cost	(59,940)	(24,504)	(3,611)	(142,944)	(80,146)	(11,812)
Processing and servicing cost	(605,652)	(546,287)	(80,513)	(1,156,793)	(1,180,137)	(173,931)
Provision for financing receivables	(256,857)	(410,100)	(60,441)	(439,006)	(750,760)	(110,648)
Provision for contract assets and receivables	(164,224)	(173,689)	(25,599)	(293,909)	(310,198)	(45,718)
Provision for contingent guarantee liabilities	(802,157)	(1,052,289)	(155,088)	(1,479,337)	(2,011,441)	(296,450)
Total operating cost	(2,314,730)	(2,691,288)	(396,647)	(4,199,921)	(5,165,800)	(761,345)
Gross profit	1,272,684	495,720	73,060	2,491,592	1,330,346	196,068
Operating expenses:
Sales and marketing expenses	(567,025)	(346,996)	(51,141)	(1,060,153)	(858,952)	(126,594)
Research and development expenses	(157,680)	(146,681)	(21,618)	(313,306)	(294,973)	(43,474)
General and administrative expenses	(96,010)	(107,320)	(15,817)	(196,763)	(204,825)	(30,187)
Total operating expenses	(820,715)	(600,997)	(88,576)	(1,570,222)	(1,358,750)	(200,255)
Change in fair value of financial guarantee derivatives and loans at fair value	184,089	238,381	35,133	258,728	399,600	58,894
Interest expense, net	(4,621)	(6,395)	(943)	(9,323)	(11,703)	(1,725)
Investment loss	(5,126)	(4,138)	(610)	(16,825)	(7,646)	(1,127)
Others, net	4,997	32,211	4,747	8,829	72,341	10,662
Income before income tax expense	631,308	154,782	22,811	1,162,779	424,188	62,517
Income tax expense	(119,907)	(53,467)	(7,880)	(221,054)	(121,433)	(17,897)
Net income	511,401	101,315	14,931	941,725	302,755	44,620
Net income attributable to ordinary shareholders of the Company	511,401	101,315	14,931	941,725	302,755	44,620

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.50	0.31	0.05	2.78	0.91	0.13
Diluted	1.43	0.30	0.04	2.62	0.90	0.13

Net income per ADS attributable to ordinary shareholders of the Company
Basic	3.00	0.61	0.09	5.55	1.83	0.27
Diluted	2.85	0.61	0.09	5.25	1.81	0.27

Weighted average ordinary shares outstanding
Basic	340,489,447	330,298,998	330,298,998	339,288,258	330,946,369	330,946,369
Diluted	358,475,575	333,417,483	333,417,483	359,067,911	335,031,820	335,031,820

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net income	511,401	101,315	14,931	941,725	302,755	44,620
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	7,695	(2,707)	(399)	5,436	255	38
Total comprehensive income	519,096	98,608	14,532	947,161	303,010	44,658
Total comprehensive income attributable to ordinary shareholders of the Company	519,096	98,608	14,532	947,161	303,010	44,658

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	511,401	101,315	14,931	941,725	302,755	44,620
Add: Share-based compensation expenses	24,183	22,022	3,246	53,724	45,128	6,651
Investment loss	5,126	4,138	610	16,825	7,646	1,127
Adjusted net income attributable to ordinary shareholders of the Company	540,710	127,475	18,787	1,012,274	355,529	52,398

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.59	0.39	0.06	2.98	1.07	0.16
Diluted	1.51	0.38	0.06	2.82	1.06	0.16

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	3.18	0.77	0.11	5.97	2.15	0.32
Diluted	3.02	0.76	0.11	5.64	2.12	0.31

Weighted average shares used in calculating net income per ordinary share for non-GAAP EPS
Basic	340,489,447	330,298,998	330,298,998	339,288,258	330,946,369	330,946,369
Diluted	358,475,575	333,417,483	333,417,483	359,067,911	335,031,820	335,031,820

Reconciliations of Non-GAAP EBIT to Net income
Net income	511,401	101,315	14,931	941,725	302,755	44,620
Add: Income tax expense	119,907	53,467	7,880	221,054	121,433	17,897
Share-based compensation expenses	24,183	22,022	3,246	53,724	45,128	6,651
Interest expense, net	4,621	6,395	943	9,323	11,703	1,725
Investment loss	5,126	4,138	610	16,825	7,646	1,127
Non-GAAP EBIT	665,238	187,337	27,610	1,242,651	488,665	72,020

Additional Credit Information

Vintage Charge Off Curve1

Dpd30+/GMV by Performance Windows1

First Payment Default 30+1

1. Loans facilitated under ICP and E-commerce business are excluded from the charts.